                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [X]      Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes [ ]            No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________________.)

================================================================================

                                                               [SK TELECOM LOGO]

OCTOBER 28, 2003

                          3RD QUARTER EARNINGS FOR THE
                         PERIOD ENDED SEPTEMBER 30, 2003

          * THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.


                                [SK TELECOM LOGO]

--------------------------------------------------------------------------------
SEOUL, KOREA, OCTOBER 28, 2003 -- SK TELECOM CO., LTD. (KSE: 017670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003.
--------------------------------------------------------------------------------



This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

                                                               [SK TELECOM LOGO]

CONTENTS

I.       FINANCIAL HIGHLIGHTS   .......................................................................   4

II.      FINANCIAL RESULTS   ..........................................................................   5

   1.       INCOME STATEMENT

   2.       CAPITAL EXPENDITURE

   3.       BALANCE SHEET

III.     OPERATING RESULT   ...........................................................................   9

IV.      APPENDIX (FINANCIAL STATEMENTS)   ............................................................  10

V.       IR CONTACTS   ................................................................................  12


                                                               [SK TELECOM LOGO]

I. FINANCIAL HIGHLIGHTS

o    SUMMARY OF INCOME STATEMENT


(KRW BN)                               Q3 03             Q2 03          CHANGE(%)        Q3 02       CHANGE(%)
--------                               -----             -----          ---------        -----       ---------
REVENUE                                2,410             2,387               1%          2,224            8%
OPERATING EXPENSES                     1,590             1,570               1%          1,501            6%
OPERATING INCOME                         820               817               0%            722           14%
Operating Margin                          34%               34%                             32%
NON-OPERATING INCOME                      55               105             -48%             73          -25%
NON-OPERATING EXPENSES                   150               143               5%            156           -4%
ORDINARY INCOME                          725               779              -7%            639           13%
NET INCOME                               510               551              -7%            444           15%
Net Margin                                21%               23%                             20%
EBITDA(1)                              1,218             1,194               2%          1,110           10%
EBITDA Margin                             51%               50%                             50%


(1) EBITDA = Operating income + Depreciation + R&D related depreciation included in R&D expense


o    OTHER MAIN ITEMS


(KRW BN)                               Q3 03             Q2 03          CHANGE(%)        Q3 02       CHANGE(%)
--------                               -----             -----          ---------        -----       ---------
WIRELESS INTERNET SALES                 338               306               11%           193           75%
% of Cellular Revenue                    16%               14%                             10%

MARKETING EXPENSES                      379               391               -3%           388           -2%
     Marketing Commissions              307               300                2%           281            9%
     Advertising                         72                91              -22%           107          -33%
% of Revenue                             16%               16%                             17%

CAPITAL EXPENDITURE                     395               330               20%           556          -29%
% of Revenue                             16%               14%                             25%

INTEREST-BEARING DEBT                 5,252             4,893                7%         4,663           13%
Debt/Equity ratio (%)                    95%               89%                             73%


                                                               [SK TELECOM LOGO]

II.   FINANCIAL RESULTS
1. INCOME STATEMENT
A. REVENUE


(KRW BN)                               Q3 03             Q2 03          CHANGE(%)        Q3 02       CHANGE(%)
--------                               -----             -----          ---------        -----       ---------
SIGN-UP FEES                             43                44              -3%             63          -31%
MONTHLY FEES                            731               722               1%            729            0%

VOICE REVENUE                         1,044             1,054              -1%            959            9%
       CALL CHARGES                     921               938              -2%            873            5%
       VAS AND OTHERS                   123               115               7%             86           44%

WIRELESS INTERNET SALES                 338               306              11%            193           75%
    % of Cellular Revenue                16%               14%                             10%
                                      -----             -----              ---          -----          ----
TOTAL CELLULAR REVENUE                2,156             2,126               1%          1,944           11%
                                      -----             -----              ---          -----          ----
INTERCONNECTION REVENUE                 254               261              -3%            280           -9%
       L-M                              152               154              -1%            177          -14%
       M-M                              102               107              -5%            103           -1%
                                      -----             -----              ---          -----          ----
TOTAL REVENUE                         2,410             2,387               1%          2,224            8%
                                      -----             -----              ---          -----          ----


1) VOICE REVENUE

     - Call charges decreased slightly due to more holidays in this quarter (Korea Thanksgiving day and summer vacation period) compare to the previous quarter but it had increased by 5% compare to the same period of last year despite the tariff cut at the beginning of this year.

     - VAS and Others sales increased 7% QoQ due to the increase in the usage of value-added services such as Color Ring.

     -    The sales from "Free Tariff Scheme" increased by 25% QoQ to KRW 39bn.

2) WIRELESS INTERNET SALES

     - Due to the increase in the number of Internet-enabled and high-end handsets which generate higher wireless Internet ARPU (June, EV-DO, Color, 1X handsets), wireless Internet sales increased 11% QoQ.

     - Wireless Internet sales portion in total cellular revenue increased steadily to 16% from 14% in the previous quarter.

                                                               [SK TELECOM LOGO]

B. OPERATING EXPENSES


(KRW BN)                               Q3 03             Q2 03          CHANGE(%)        Q3 02       CHANGE(%)
--------                               -----             -----          ---------        -----       ---------
WAGE AND EMPLOYEE BENEFITS                95                69             38%              81           17%
COMMISSIONS                              578               560              3%             498           16%
      MARKETING COMMISSIONS              307               300              2%             281            9%
           INITIAL COMMISSIONS            64                81            -20%              74          -14%
           MONTHLY COMMISSIONS           106               102              4%             103            2%
           RETENTION COMMISSIONS         137               117             17%             103           33%
      FEES                               193               197             -2%             168           15%
      OTHER COMMISSIONS                   78                63             24%              49           60%
ADVERTISING                               72                91            -22%             107          -33%
DEPRECIATION                             365               347              5%             365            0%
NETWORK INTERCONNECTION                  190               236            -20%             198           -4%
       M-M                               131               136             -4%             124            6%
       M-L                                59               100            -41%              74          -20%
LEASED LINE                               76                76             -1%              60           27%
OTHERS (1)                               215               191             13%             193           11%
                                       =====             =====             ==            =====           ==
TOTAL                                  1,590             1,570              1%           1,501            6%
                                       =====             =====             ==            =====           ==


------------
(1) For details, please refer to income statements in appendix


1) WAGE AND EMPLOYEE BENEFITS

     - Wage & Employee benefits increased due to incentive bonus payment to employees in this quarter.

2) COMMISSIONS

     - MARKETING COMMISSIONS: The 2% QoQ increase was due mainly to the increase in retention commissions which include commission for handset change and some promotional event cost to lock in quality subscribers.

     - OTHER COMMISSION: The increase was mainly due to the increase in the payment of Information Usage Fee to Content Provider as the wireless Internet revenue increased.

3) DEPRECIATION

     -    The 5% QoQ increase was due to the increase in depreciating assets.

4) NETWORK INTERCONNECTION

     - M-M: The 4% QoQ decrease was due to the decrease in MOU from the previous quarter.

     - M-L: The 41% QoQ decrease was due to the fact that the M-L expense in the 2nd quarter included the share of KT114 directory service expenses (KRW 40.6 bn for the loss from 1998~2001).

                                                               [SK TELECOM LOGO]


C. NON-OPERATING ITEMS


(KRW BN)                                      Q3 03           Q2 03        CHANGE(%)       Q3 02       CHANGE(%)
--------                                      -----           -----        ---------       -----       ---------
NON-OPERATING INCOME                            55             105           -48%            73           -25%
                                               ---             ---            --            ---            --
   INTEREST INCOME                              15              20           -26%            11            40%
   INCOMING FEES                                29              36           -20%            31            -8%
   OTHERS(1)                                    11              49           -77%            31           -64%
                                               ---             ---            --            ---            --
NON-OPERATING EXPENSES                         150             143             5%           156            -4%
                                               ---             ---            --            ---            --
  INTEREST EXPENSES                             97             101            -4%            78            24%
  DONATIONS                                     20              21            -2%            22           -10%
  LOSS ON EQUITY METHOD                          2               5             -              0             -
  OTHERS(1)                                     31              17            90%            55           -43%


------------
(1) For  details, please refer to income statements in appendix.

1) INTEREST INCOME

     - The QoQ decrease was due to the decrease in quarterly average balance of cash & marketable securities.

2) OTHER NON-OPERATION INCOME

     - The QoQ decrease was mainly due to the fact that there was dividend income(KRW 25.6bn) from KT shares in the previous quarter.

3) INTEREST EXPENSES

     - The QoQ decrease was due to the decrease in quarterly average balance of interest-bearing debt.

4) OTHERS IN NON-OPERATING EXPENSES

     - The QoQ increase was due to the increase in Loss on Disposal of Property and Equipment from the sale of SK Bigs, the pro basketball team, in the 3rd quarter.

2. CAPITAL EXPENDITURE



(KRW BN)                               Q3 03             Q2 03          CHANGE(%)        Q3 02       CHANGE(%)
--------                               -----             -----          ---------        -----       ---------
Network                                 319               245              30%            460           -31%
      95 A/B                             15                19             -24%             66           -78%
      CDMA 2000 1X                      150               145               3%            290           -48%
           1X                           147               138               6%            285           -48%
           EV-DO                          3                 7             -59%              5           -39%
      WCDMA                              89                 0                               0
      BACKBONE AND OTHERS                66                81             -19%            105           -37%
Non-network                              76                84             -10%             96           -21%
      WIRELESS INTERNET                  39                32              23%             79           -51%
      GENERAL SUPPORTING                 22                40             -45%             17            32%
      OTHERS                             15                12              19%              0
                                        ===               ===              ==             ===            ==
TOTAL CAPEX                             395               330              20%            556           -29%
                                        ===               ===              ==             ===            ==


                                                               [SK TELECOM LOGO]

3. BALANCE SHEET


(KRW BN)                                   SEPT 03                    JUN 03               CHANGE(%)
--------                                   -------                   -------               ---------
TOTAL ASSETS                               13,463                    12,993                    4%
                                           ------                    ------                   --
  CURRENT ASSETS                            3,698                     3,730                   -1%
      CASH AND MARKETABLE SECURITIES        1,176                     1,186                   -1%
  INVESTMENT ASSETS                         1,910                     1,397                   37%
  PROPERTY AND EQUIPMENT                    4,288                     4,273                    0%
  INTANGIBLE ASSETS                         3,566                     3,592                   -1%
                                           ------                    ------                   --
LIABILITIES                                 7,933                     7,476                    6%
                                           ------                    ------                   --
   CURRENT LIABILITIES                      4,578                     3,885                   18%
       SHORT-TERM BORROWINGS                1,459                       839                   74%
       CURRENT PORTION OF LONG-TERM DEBT    1,288                     1,300                   -1%
   LONG-TERM LIABILITIES                    3,355                     3,591                   -7%
       LONG-TERM DEBT                       2,505                     2,754                   -9%
                                           ------                    ------                   --
SHAREHOLDERS' EQUITY                        5,530                     5,516                    0%
                                           ------                    ------                   --
DEBT/EQUITY RATIO(1)                          95%                       89%


------------
(1) Debt/Equity Ratio = Interest-bearing Debt / Shareholders' Equity

   * Interest-bearing Debt = Short-term borrowings + Current portion of long-term debt + Long-term borrowings and corporate bonds.

1) CASH AND MARKETABLE SECURITIES

     - As of September 30, 2003, Cash and Marketable Securities was KRW 1,176 bn which include the remaining balance in the trust fund (KRW 346.6 bn) and Hanaro Telecom CP(KRW 120 bn) bought during the quarter .

2) INVESTMENT ASSETS

     - The increase in investment securities was due mainly to the purchase of POSCO shares.

3) CURRENT LIABILITIES

     - The increase was due to the funding needs from the stock buyback and the purchase of Hanaro Telecom CP.


5) DEBT/EQUITY RATIO

     - As of September 30, 2003, D/E ratio rose to 95% from 89% in the previous quarter due to increase in short-term borrowings during the quarter.

                                                               [SK TELECOM LOGO]


III.     OPERATING RESULT


                                                            Q3 03       Q2 03       CHANGE(%)    Q3 02      CHANGE(%)
                                                            ------      ------      ---------    ------     ---------
SUBSCRIBERS ('000)                                          18,019      17,857            1%     16,997            6%
       NET ADDS                                                162         229          -30%        534          -70%
       ACTIVATIONS                                             898         910           -1%      1,294          -31%
       DEACTIVATIONS                                           736         681            8%        761           -3%
       Monthly Churn Rate(%)                                   1.4%        1.3%                     1.5%
AVERAGE SUBSCRIBERS ('000)                                  17,932      17,743            1%     16,712            7%

MONTHLY ARPU (KRW)                                          44,804      44,841            0%     44,351            1%
       SIGN-UP FEE                                             799         829           -4%      1,250          -36%
       MONTHLY FEE & CALL CHARGE                            30,705      31,199           -2%     31,968           -4%
       VAS & OTHER                                           2,291       2,169            6%      1,707           34%
       WIRELESS INTERNET                                     6,288       5,743            9%      3,847           63%
       INTERCONNECTION                                       4,721       4,902           -4%      5,578          -15%

MOU (MINUTES)
       OUTGOING                                                196(1)      201           -2%        192            2%
       INCOMING                                                117(1)      116            1%        114            3%

SUBSCRIBER BY HANDSET FEATURE ('000)
       1X(INCL. EV-DO)                                      13,476      12,375            9%      8,517           58%
       EV-DO(INCL. JUNE)                                     2,528       1,433           76%         NA            NA
       JUNE                                                  1,243         829           50%         NA            NA
       COLOR                                                 9,218       7,695           20%      3,417          170%

WIRELESS INTERNET ARPU BY HANDSET (KRW)(2)
       2G                                                    1,301       1,351           -4%      1,375           -5%
       1X (INCLUDING EV-DO)                                  7,289       6,978            4%      5,780           26%
       COLOR                                                 9,653       9,726           -1%      9,390            3%


------------
(1) August and September MOU are estimates.

(2) Excludes others in wireless Internet sales such as financial enabler, Solution/Platform sales, etc.

                                                               [SK TELECOM LOGO]

IV.  APPENDIX - INCOME STATEMENT


(KRW MN)                                             Q3 03                    Q2 03                   Q3 02
--------                                           ---------                ---------               ---------
REVENUE                                            2,410,249                2,386,852               2,223,641
                                                   ---------                ---------               ---------
OPERATING EXPENSES                                 1,590,123                1,570,014               1,501,427
                                                   ---------                ---------               ---------
   WAGE AND EMPLOYEE BENEFITS                         95,038                   68,984                  81,086
   COMMISSIONS                                       578,433                  560,116                 497,518
   ADVERTISING                                        71,652                   91,280                 107,014
   DEPRECIATION                                      364,748                  346,723                 365,324
   NETWORK INTERCONNECTION                           189,682                  235,946                 197,835
   LEASED LINE                                        75,983                   76,383                  59,686
   R&D EXPENSES                                       53,138                   47,050                  45,457
   RENT                                               36,152                   34,227                  33,456
   FREQUENCY USAGE FEES                               33,136                   32,674                  29,943
   BAD DEBT                                            5,426                    2,093                  32,709
   OTHERS                                             86,734                   74,537                  51,398
OPERATING INCOME                                     820,126                  816,838                 722,215
                                                   ---------                ---------               ---------
NON-OPERATING INCOME                                  54,663                  105,049                  72,590
                                                   ---------                ---------               ---------
   INTEREST INCOME                                    14,859                   20,042                  10,599
   INCOMING FEES                                      28,683                   35,798                  31,198
   GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT            728                      440                     492
   GAIN ON EQUITY METHOD                                   0                        0                  10,655
   FOREIGN EXCHANGE AND
   TRANSLATION GAINS                                   9,277                   11,090                   1,768
   OTHER                                               1,116                   37,678                  17,878
                                                   ---------                ---------               ---------
NON-OPERATING EXPENSES                               150,184                  142,516                 155,852
                                                   ---------                ---------               ---------
   INTEREST EXPENSES                                  96,859                  100,648                  78,054
   DONATIONS                                          20,071                   20,562                  22,398
   LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT          7,883                      739                  36,269
   LOSS ON EQUITY METHOD                               1,881                    4,777                       -
   FOREIGN EXCHANGE AND TRANSLATION LOSS               1,885                      224                   6,864
   LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES             -                    2,300                     400
   LOSS ON DISPOSAL OF INVESTMENT ASSETS                   -                      102                     155
   OTHER                                              21,606                   13,164                  11,712
                                                   ---------                ---------               ---------
ORDINARY INCOME                                      724,605                  779,371                 638,953
                                                   ---------                ---------               ---------
INCOME BEFORE INCOME TAXES                           724,605                  779,371                 638,953
                                                   ---------                ---------               ---------
INCOME TAXES                                         214,333                  228,798                 194,935
                                                   ---------                ---------               ---------
NET INCOME                                           510,272                  550,573                 444,017
                                                   =========                =========               =========

                                                               [SK TELECOM LOGO]

IV.  APPENDIX - BALANCE SHEET



(KRW MN)                                                                SEPT 03                              JUN 03
--------                                                              ----------                           ----------
TOTAL ASSETS                                                          13,462,839                           12,992,667
                                                                      ----------                           ----------
   CURRENT ASSETS                                                      3,698,425                            3,730,287
                                                                      ----------                           ----------
      CASH AND MARKETABLE SECURITIES                                   1,175,663                            1,186,456
      ACCOUNTS RECEIVABLE - TRADE                                      1,390,129                            1,351,740
      SHORT-TERM LOANS                                                    27,813                               25,720
      ACCOUNTS RECEIVABLE - OTHER                                        913,105                            1,006,839
      INVENTORIES                                                          6,062                                6,668
      OTHER                                                              185,654                              152,865
                                                                      ----------                           ----------
   INVESTMENT ASSETS                                                   1,909,838                            1,396,980
                                                                      ----------                           ----------
      LONG-TERM INVESTMENT SECURITIES                                  1,524,573                            1,053,172
      LONG-TERM LOANS                                                     44,554                               51,381
      GUARANTEE DEPOSITS                                                 239,707                              238,132
      OTHER                                                              101,003                               54,295
                                                                      ----------                           ----------
   PROPERTY AND EQUIPMENT                                              4,288,124                            4,272,990
                                                                      ----------                           ----------
      LAND                                                               441,744                              440,187
      BUILDING AND FIXTURE                                               790,199                              797,014
      EQUIPMENT                                                        2,295,792                            2,437,817
      CONSTRUCTION IN PROGRESS                                           318,408                              265,465
      OTHER                                                              441,981                              332,507
                                                                      ----------                           ----------
   INTANGIBLE ASSETS                                                   3,566,451                            3,592,410
                                                                      ----------                           ----------
                                                                              --                                   --
LIABILITIES                                                            7,933,160                            7,476,260
                                                                      ----------                           ----------
   CURRENT LIABILITIES                                                 4,577,949                            3,885,024
                                                                       ---------                            ---------
      ACCOUNTS PAYABLE                                                   713,179                              664,114
      SHORT-TERM BORROWINGS                                            1,458,669                              838,669
      INCOME TAXES PAYABLE                                               386,013                              405,115
      ACCRUED EXPENSES                                                   473,269                              431,718
      CURRENT PORTION OF LONG-TERM DEBT                                1,287,749                            1,299,690
      OTHER                                                              259,070                              245,718
                                                                      ----------                           ----------
   LONG-TERM LIABILITIES                                               3,355,210                            3,591,237
                                                                      ----------                           ----------
      LONG-TERM DEBT                                                   2,505,427                            2,754,360
      FACILITY DEPOSITS                                                   45,605                               43,676
      ACCRUED SEVERANCE INDEMNITIES                                       73,975                               67,391
      OTHER                                                              730,203                              725,809
                                                                      ----------                           ----------
SHAREHOLDERS' EQUITY                                                   5,529,679                            5,516,407
                                                                      ----------                           ----------
   CAPITAL STOCK                                                          44,639                               44,639
   CAPITAL SURPLUS                                                     2,916,150                            2,916,150
   RETAINED EARNINGS                                                   4,706,334                            4,734,158
   CAPITAL ADJUSTMENTS                                                -2,137,445                           -2,178,540
      TREASURY STOCK                                                  -2,047,103                           -2,067,784
      UNREALIZED LOSS ON VALUATION OF
      LONG-TERM INVESTMENT SECURITIES                                    -93,792                             -113,916
           STOCK OPTIONS                                                   3,450                                3,160
                                                                      ----------                           ----------

                                                               [SK TELECOM LOGO]

V.  IR CONTACTS


 IR  OFFICE                 TITLE                    TELEPHONE                             EMAIL
--------------          -----------------         -----------------                 ---------------------
TAE-JIN PARK            HEAD OF IR TEAM           + 82-2) 2121-4212                 tjpark@sktelecom.com
JUNG-WHAN CHOI          SENIOR MANAGER            + 82-2) 2121-4213                 choi72@sktelecom.com
UK JANG                 MANAGER                   + 82-2) 2121-4215                 ujang@sktelecom.com
MIN-YOUNG KIM           ASSISTANT MANAGER         + 82-2) 2121-4217                 minykim@sktelecom.com
JS OH                   ASSISTANT MANAGER         + 82-2) 2121-4210                 jsoh@sktelecom.com
HANNAH KIM              ASSISTANT MANAGER         + 82-2) 2121-4542                 hannah@sktelecom.com


THANK YOU.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SK TELECOM CO., LTD.

                                                     BY:  /S/ SUNG HAE CHO
                                                     Name:  Sung Hae Cho
                                                     Title: Vice President
                                                     IR Office

Date: October 29, 2003



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